1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

May 23, 2019

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,070

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,070 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Genomics and Immuno Biopharma ETF (the “Fund”), a series of the Trust (now renamed “iShares Genomics Immunology and Healthcare ETF”).

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on April 22 and April 29, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please include a completed fee table and cost example with your comment response letter, provided in compliance with recent Staff guidance.

Response:    The Trust has supplementally provided a completed fee table and the comment response letter to the Staff and will otherwise comply with Staff guidance.

Comment 2:    Please list the top three or four risks first in the Summary Prospectus.

Response:    The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Securities and Exchange Commission

May 23, 2019

Comment 3:    Please clarify to the Staff whether a company can be characterized as belonging to multiple RBICS industries and, if so, how many such industries?

Response:    The index methodology uses a single-sector mapping system and therefore, each selected company would fall into only one sub-industry for this index.

Comment 5:    The Summary Prospectus currently states: “The Underlying Index is composed of equity securities primarily listed in one of 43 developed and emerging market countries. Companies must have equal to or greater than 50% of their revenue from one or more selected Level 6 industries, as defined by the FactSet Revere Business Industry Classification System (“RBICS”), which includes biopharmaceutical industries, healthcare equipment industries, and healthcare services industries.” Please supplementally explain to the Staff the manner in which healthcare equipment industries and healthcare services are immuno biopharma or genomics related. Please supplementally explain to the Staff whether the companies having 50% or more of their revenue from one or more of the selected Level 6 industries are primarily focused on genomics or immuno biopharma?

Response:    The Trust is proposing to change the name of the Fund to iShares Genomics Immunology and Healthcare ETF. Healthcare equipment industries and healthcare services industries should be deemed healthcare companies for purposes of the names test because, among other requirements, these companies participate in providing healthcare products and services.

Comment 6:    Please supplementally provide the Staff with a current list of the subindustries and components of the Underlying Index.

Response:    The Trust has supplementally provided the requested information.

Comment 7:    Please supplementally provide the Staff with the percentage of the Underlying Index comprised of genomics-related companies.

Response:    The Trust is proposing to change the name of the Fund to iShares Genomics Immunology and Healthcare ETF. Approximately 100% of the index consists of companies that are related to genomics and/or immunology as defined by the index provider. The Trust has provided the Staff with the requested supplemental information.

Comment 8:    Please provide the Staff with index methodology explaining how the index provider defines “genomics-related.”

Response:    The Trust has supplementally provided the requested information.

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Securities and Exchange Commission

May 23, 2019

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Adithya Attawar

Dean Caruvana

Michael Gung

Nicole Hwang

George Rafal

Curtis Tate